December 17, 2015

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attn: Mark Cowan, Senior Counsel

Re:	Market Vectors ETF Trust
Securities Act File No. 333-207097
Registration Statement on Form N-14

Dear Mr. Cowan:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Market Vectors ETF Trust (the “Trust”), on behalf of Market Vectors High Income MLP ETF and Market Vectors High Income Infrastructure ETF (the “Funds”), each a series of the Trust, and Van Eck Securities Corporation (the “Distributor”) in its capacity as distributor of the Trust hereby request that the effectiveness for the above-referenced Registration Statement on Form N-14 be accelerated so that it will become effective as soon as practicable on December 18, 2015. The Trust and the Distributor hereby confirm that they are aware of their obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that should the Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Trust acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of disclosures in the Registration Statement. The Trust further acknowledges that it may not assert Commission staff comments, changes in disclosure in response to the same or the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Very truly yours,

/s/ Jonathan R. Simon Name: Jonathan R. Simon Title: Vice President, General Counsel and Secretary of Market Vectors ETF Trust	/s/ Jonathan R. Simon Name: Jonathan R. Simon Title: Vice President, General Counsel and Secretary of Van Eck Securities Corporation

Van Eck Securities Corporation
666 Third Avenue, 9th Floor	TEL 212.293.2000
New York, NY 10017	FAX 212.293.2002